UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

BioLineRx Ltd.

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

09071M 10 6

(CUSIP Number)

Robert A. Grauman, Esq.

Baker & McKenzie LLP

1114 Avenue of the Americas

New York NY 10036

(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09071M 10 6

1.	Names of Reporting Persons.
PAN ATLANTIC BANK AND TRUST LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☐
		(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization
Barbados

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
30,789,290
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
30,789,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
30,789,290
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11)
16.7%
14.	Type of Reporting Person
CO

2

CUSIP No. 09071M 10 6

1.	Names of Reporting Persons.
FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☐
		(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization
Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
30,789,290
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
30,789,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
30,789,290
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11)
16.7%
14.	Type of Reporting Person
CO

3

CUSIP No. 09071M 10 6

1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☐
		(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization
CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
30,789,290
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
30,789,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
30,789,290
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11)
16.7%
14.	Type of Reporting Person
IN

4

This Amendment No. 3 to the Schedule 13D initially filed on February 27, 2012 as amended by Amendment No. 1 filed March 7, 2012 and Amendment No. 2 filed April 2, 2012, is filed by Pan Atlantic Bank and Trust Limited (“Pan Atlantic”), FCMI Financial Corporation (“FCMI”), and Albert D. Friedberg (collectively with Pan Atlantic and FCMI, the “Filing Persons”), and relates to the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) of BioLineRx Ltd., an Israeli corporation (the “Issuer”) and to American Depositary Shares (“ADS”) representing the Ordinary Shares, with 1 ADS representing 10 Ordinary Shares. Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by the addition of the following information regarding the officers and directors of FCMI:

On the date of this Schedule 13D (Amendment No. 3), the sole directors of FCMI are Mr. Friedberg and Mr. Henry Fenig, and the sole officers of FCMI are Mr. Friedberg, Mr. Fenig and Mr. Dan Scheiner. For information regarding Messrs. Friedberg and Fenig, see the Item 2 of the Filing Parties' Schedule 13D, as originally filed on February 27, 2012. Mr. Scheiner is a Canadian citizen. His principal occupation is as counsel to Freidberg Mercantile Group ("FMG"), a Canadian broker-dealer and part of the Friedberg group of companies. FMG's principal business office is at Suite 250, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. During the last five years, Mr. Scheiner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was he a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

In Item 4 of Amendment No. 1 to the Filing Persons’ Schedule 13D filed March 7, 2012, the Filing Person stated that Pan Atlantic's purchase of 1,400,000 ADSs and 700,000 warrants to purchase ADSs in the Issuer's private placement on February 22, 2012 had increased their percentage beneficial ownership from approximately 13.3% of the outstanding Ordinary Shares prior to the private placement to approximately 20.4% of the outstanding Ordinary Shares, including Ordinary Shares underlying ADSs issuable upon exercise of the Warrants (the “Warrant Shares”). The Filing Persons stated that Pan Atlantic had sold Ordinary Shares and would consider selling additional Ordinary Shares in order to ultimately reduce their ownership of the outstanding Ordinary Shares (excluding Warrant Shares) to a level more closely approximating their ownership prior to the private placement. The sales reported in this Schedule 13D (Amendment No. 3), together with prior sales and an increase in the number of Ordinary Shares outstanding, have reduced the Filing Persons' ownership to approximately 13.4% of the outstanding Ordinary Shares (excluding the Warrant Shares). Accordingly, the Filing Persons' ownership of the Ordinary Shares has been reduced to their target amount. Notwithstanding the foregoing, and depending on various factors, including but not limited to those identified in Item 4 of this Schedule 13D as originally filed, the Filing Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in Item 4 of Schedule 13D, as amended to date or as it may be further amended, and may, from time to time, acquire or cause affiliates to acquire additional ADSs and/or Ordinary Shares through exercise of the Warrants or otherwise, dispose of some or all of their ADSs and/or their Ordinary Shares or cause affiliates to acquire, hold or dispose of ADSs and/or Ordinary Shares.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by the addition of the following information:

Subsequent to the filing of Amendment No. 2 to the Filing Persons’ Schedule 13D on April 2, 2012, between April 3, 2012 and May 9, 2012, Pan Atlantic sold a total of 1,706,285 Ordinary Shares of the Issuer at prices ranging from $0.2806 per Ordinary Share to $0.2967 per ordinary share (US$ equivalents for transactions effected in Israeli shekels (NIS)). All such sales were made for the account of Pan Atlantic and were made in offshore transactions on the Tel Aviv Stock Exchange.

In addition, on October 3, 2012, Pan Atlantic sold 1,000 ADSs (representing 10,000 Ordinary Shares) in an open-market transaction on the Nasdaq Capital Market at a price of $3.05 per ADS.

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On the date of this Schedule 13D, after the sales described above, the Filing Persons are the beneficial owners of 30,789,290 Ordinary Shares, constituting approximately 16.7% of the Issuer’s Ordinary Shares. Such percentage beneficial ownership has been calculated as if 184,087,937 Ordinary Shares were outstanding, comprising (i) 177,087,937 Ordinary Shares outstanding as of September 28, 2012, as set forth in the Issuer’s prospectus dated October 15, 2012, plus (ii) 7,000,000 Ordinary Shares underlying warrants held by Pan Atlantic to purchase 700,000 ADSs, which are deemed to be outstanding for purposes of this calculation pursuant to Commission Rule 13d-3(d)(1)(i) under the Act. Of such 30,789,290 Ordinary Shares:

•	9,899,290 Ordinary Shares are issued and outstanding and owned directly by Pan Atlantic (including 311,770 Ordinary Shares held for the benefit of the other member of the joint venture described in Item 4 of the Filing Persons’ Schedule 13D filed February 27, 2012);

•	13,990,000 Ordinary Shares are issued and outstanding and evidenced by 1,399,000 ADSs held by Pan Atlantic; and

•	7,000,000 Ordinary Shares are issuable upon issuance of 700,000 ADSs issuable upon exercise of the Warrants held by Pan Atlantic.

The decrease in the Filing Persons' percentage beneficial ownership of the Issuer's Ordinary Shares from 17.8%, as reported in Amendment No. 2 to the Filing Persons' Schedule 13D, to 16.7%, as reported herein, reflects both the sales by Pan Atlantic described above and an increase in the number of Ordinary Shares outstanding from 176,056,151 Ordinary Shares outstanding as of March 23, 2012, as described in Amendment No. 2 to the Filing Persons' Schedule 13D, to 177,087,937 Ordinary Shares outstanding on September 28, 2012, as described herein.

Pan Atlantic is a wholly owned subsidiary of FCMI. All of the outstanding shares of FCMI are held by Mr. Friedberg, members of his family, and trusts for the benefit of members of his family. Albert D. Friedberg retains possession of the voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls and may be deemed the beneficial owner of 100% of the outstanding shares and sole controlling person of FCMI. By virtue of his control of FCMI, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned by FCMI’s wholly-owned subsidiary, Pan Atlantic. Except for such beneficial ownership by Albert D. Friedberg, none of the directors or officers of FCMI or Pan Atlantic beneficially own any Ordinary Shares or ADSs.

Except as described in this Schedule 13D (Amendment No. 3), none of the Filing Persons and none of the officers or directors of FCMI or of Pan Atlantic beneficially own any Ordinary Shares or ADSs, and none of such persons has effected any transactions in the Issuer’s securities subsequent to the filing of Amendment No. 2 to the Filing Persons’ Schedule 13D.

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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2012

PAN ATLANTIC BANK AND TRUST LIMITED

By:	/s/ Robert Bourque
Name: Robert Bourque
Title: Managing Director

FCMI FINANCIAL CORPORATION

By:	/s/ Dan Scheiner
Name: Dan Scheiner
Title: Vice President

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
Name: Albert D. Friedberg